                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 6)*

                         FOURTH SHIFT CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                             COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                351128 10 3
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

CUSIP No. 351128 10 3
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Marion Melvin Stuckey (and Oranco International, Ltd., for which he is the sole officer, director and shareholder).

                         SSAN 490 - 40 - 9216
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                  USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     691,710 (includes 168,863 shares held by
 Owned by                         Oranco International, Ltd.; does not include
 Each Reporting                   97,500 shares purchaseable upon exercise of
 Person With:                     options.)
                             --------------------------------------------------
                              (6) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                   789,210 (includes 168,863 shares held by
                                   Oranco International, Ltd. and 97,500 shares
                                   purchaseable upon exercise of options.)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

       789,250 (includes 168,863 shares held by Oranco International, Ltd.
       and 97,500 shares purchasable upon exercise of option)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                    7.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                    IN
-------------------------------------------------------------------------------

                            Page 2 of 4 Pages

                               SCHEDULE 13G

ITEM 1.

    (a)   Name of Issuer
                    Fourth Shift Corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
                    Suite 450
                    7900 International Drive
                    Minneapolis, Minnesota 55425
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
                    Marion Melvin Stuckey (1)
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
                    46 Red Birch Court
                    Danville, California  94506
          ---------------------------------------------------------------------
    (c)   Citizenship
                    California, USA
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
                    Common Stock, $.01 par value
          ---------------------------------------------------------------------
    (e)   CUSIP Number
                    351128 10 3
          ---------------------------------------------------------------------

ITEM 3.  IDENTIFICATION.
               N/A

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
             789,210(1)
    ---------------------------------------------------------------------------

    (b) Percent of class:
              7.6%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
                    654,092(1)
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
                        0
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
                      789,210(1)
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
                         0
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              N/A

-------------------
(1) This report covers those shares that Mr. Stuckey owns individually (516,479), also those shares owned by Oranco International, Ltd. (168,863) and 97,500 shares purchaseable upon exercise of options.

                            Page 3 of 4 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     See footnote 1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           N/A

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dated: February 9, 1999

                                       /s/ Marion Melvin Stuckey
                                      --------------------------
                                           Marion Melvin Stuckey

                            Page 4 of 4 Pages